UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sleepaid Holding Company
(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

83125T102

(CUSIP Number)

Qiuli Chen

RM 10 1/F WELLBORNE

8 JAVA ROAD

HONG KONG F4 00000

(852) 28062312 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83125T102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Huihe Zheng IRS Identification Nos.: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,022,000
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 25,022,000
	10	SHARED DISPOSITIVE POWER Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,022,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 73.14% based on 34,213,322 common shares outstanding
14	TYPE OF REPORTING PERSON (See Instructions) Individual

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Item 1. Security and Issuer

This Statement relates to common shares with par value of $0.0001, of Sleepaid Holding Company. (the “Issuer”). The principal executive offices of the Issuer at located at Rm 10, 1/F, Wellborne Business Center, 8 Java Road, Hong Kong.

Item 2. Identity and Background

(a)	Name: Huihe Zheng

(b)	Residence or business address: T2-702, SOHO Tianshan Square, 1717 Tianshan Road, Changning District, Shanghai, China

(c)	Principal Occupation or Employment: Owner of Shanghai Hewu Investment Management Company Limited

(d)	During the last five years Huihe Zheng has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Huihe Zheng was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Huihe Zheng is a citizen of Shanghai, China

Item 3. Source and Amount of Funds or Other Considerations

Huihe Zheng used approximately $85,756.00 USD in the aggregate to purchase the Common Shares reported in this Schedule 13D. The source of the funds used to acquire the Common Shares from the previous owner are the personal funds of Mr. Zheng.

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Item 4. Purpose of Transaction

Mr. Zheng acquired 9,770,000 common shares of the Company through a private Common Stock Purchase Agreement for investment purposes in the ordinary course of business.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Zheng is 25,022,000 common shares, or approximately 73.14% of the Issuer, based on 34,213,322 common shares outstanding as of the Issuers most recently available filing with the Commission on October 23, 2019.

Mr. Zheng has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 25,022,000 shares of common stock of the Issuer.

Other than as described in Item 3 above, Mr. Zheng has not affected any transaction in the shares of common stock of the Issuer in the past sixty days.

No person, other than Mr. Zheng, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 25,022,000 shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2019	/s/ Zheng, Huihe
Signature

Zheng, Huihe
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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